CLIFFORD CHANCE US LLP

31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR AND BY FEDERAL EXPRESS

May 23, 2014

Pamela Long, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Materialise NV
Amendment No. 1 to Registration Statement on Form F-1
Filed April 23, 2014
File No. 333-194982

Dear Ms. Long:

On behalf of our client, Materialise NV, a Belgian limited liability company (naamloze vennootschap) (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated May 1, 2014 (the “Comment Letter”) in connection with Amendment No. 1 to the Registration Statement on Form F-1, which the Company publicly filed on April 23, 2014 (the “Registration Statement”). Concurrent with the submission of this response letter (this “Letter”), the Company is publicly filing Amendment No. 2 to the Registration Statement on Form F-1 (the “Amended Registration Statement”). The Amended Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Amended Registration Statement to update other disclosures.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of the Amended Registration Statement, which was publicly filed today by the Company via EDGAR, reflecting all changes made to the Registration Statement. All page references in the responses below are to the pages of the marked copy of the Amended Registration Statement.

Summary Financial and Operating Data, page 16

1.

We note your disclosures beginning on page 125 that you will issue 300,000 new warrants in accordance with your stock option plan to certain employees and member of the Board of Directors on the closing of this offering. Please expand your

Ms. Pamela Long

May 23, 2014

disclosures to provide a narrative description of the pro forma effects of this transaction to the extent that the grant would materially impact income from continuing operations and basic and diluted earnings per share in accordance with Articles 11-01(8) and 11-02(b) of Regulation S-X.

Company Response:

The Company respectfully advises the Staff that the Company’s shareholders have approved the issuance of 1,200,000 new warrants to purchase 1,200,000 ordinary shares, to be effective on the closing of the initial public offering and taking into account the 4-for-1 stock split of the Company’s outstanding ordinary shares in connection with the closing of the offering. The warrants will be valued based on the Black Scholes model and will vest over a 7-year period on a graded basis. The expense to be recorded in the Company’s income statement will depend on the exercise price (which will equal the euro-equivalent of the initial public offering price of the ADSs being offered in the initial public offering), and will take into account the expected volatility (currently estimated to be approximately 59%), the risk-free interest rate (currently 2.29%) and expected life of the warrant (currently 5.5 years). If, upon the determination of the estimated offering prices of the ADSs to be included on the cover of the Company’s preliminary prospectus and the Company’s corresponding determination of the value of such warrants based on the midpoint of such estimated offering prices, they are deemed to have a material impact on income from continuing operations and basic and diluted earnings per share, the Company will update the Registration Statement and provide pro forma disclosure in accordance with Articles 11-01(8) and 11-02(b) of Regulation S-X.

Goodwill, page F-24

2.	We note your response to comment 6 in our letter dated April 16, 2014, including your reference to the Basis of Conclusions of IAS 36, paragraph 140. The summary of the considerations of the Board specifically states:

The Board confirmed that its intention was that there should be a link between the level at which goodwill is tested for impairment and the level of internal reporting that reflects the way an entity manages its operations. Therefore, except for entities that do not monitor goodwill at or below the segment level, the proposals relating to the level of goodwill impairment test should not cause entities to allocate goodwill arbitrarily to cash-generating units. [Emphasis added.]

As such, it remains unclear how your allocation of goodwill to German CGU complies with the guidance in IAS 36.80(b). Please advise, or revise your testing of goodwill for impairment and the accompanying disclosures.

Company Response:

Ms. Pamela Long

May 23, 2014

The Company respectfully advises the Staff that the Company has revised its impairment analysis and consequently modified the disclosure in note 5 to the audited consolidated financial statements on page F-25 in order to reflect this.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079 or Alejandro E. Camacho at (212) 878-8434.

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

cc:	Securities and Exchange Commission

Tracey Smith

Alfred Pavot

Kamyar Daneshvar

Materialise NV

Wilfried Vancraen

Peter Leys

Clifford Chance US LLP

Alejandro E. Camacho

Paul Hastings LLP

William F. Schwitter